Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
October 5, 2017 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Acceleration Request for NextDecade Corporation Registration Statement on Form S-3 (File No. 333-220263)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextDecade Corporation (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on October 10, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from  its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jeff Malonson of King & Spalding LLP, our counsel, at (713) 751-3275. We appreciate your assistance in this matter.

Very truly yours, NextDecade Corporation By: /s/ Krysta De Lima Name: Krysta De Lima Title: General Counsel